December 14, 2008

Via Facsimile Transmission and Edgar

Jay Ingram, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Polymer Holdings LLC (the “Company”)

Registration Statement on Form S-1

Registration No. 333-162248

Dear Mr. Ingram:

As underwriters of the Company’s proposed public offering of 10,294,118 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m. (NYT) on December 16, 2009, or as soon thereafter as is practicable.

[Signature page follows]

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Richard Whitney
Name:	Richard Whitney
Title:	Managing Director
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Palma Mazzolla
Name:	Palma Mazzolla
Title:	Vice President
MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Andrew Wetenhall
Name:	Andrew Wetenhall
Title:	Executive Director
OPPENHEIMER & CO. INC.

By:	/s/ Andrew MacInnes
Name:	Andrew MacInnes
Title:	Head of Equity Capital Markets

Acting on behalf of themselves and as the Representatives of the several Underwriters